Exhibit 4.25

Mr J Ferran

Westmount

West Road

St George’s Hill

Weybridge

Surrey KT13 0LZ

12 May 2016

Dear Javier

Diageo plc (the “Company”)

Following recent meetings, I am pleased to confirm that the Diageo Nomination Committee has considered your appointment to join the Board of Diageo plc (the “Board”), and has indicated its support to invite you, in principle, to join the Board as the non-executive Chairman of the Company, effective on the retirement of the current Chairman of the Company.

Your proposed appointment is, of course, subject to formal Board approval at which time we would be required to immediately announce the appointment publicly. It is proposed that the formal approval be sought on 17 May 2016, with an announcement the following day. Your proposed appointment is also subject to other approvals as may be required under the provisions of the articles of association of the Company and other governance and regulatory provisions applicable to the Company. The proposed appointment date for you joining the Board would be 1 July 2016, initially in the role of a non-executive director, with your appointment as Chairman anticipated to be 1 January 2017.

By accepting the appointment, you confirm that you are not subject to restrictions which prevent you from holding office as a director of the Company.

The terms of your appointment as non-executive Chairman are set out in this Letter. This is a contract for services and not a contract of employment.

1.	APPOINTMENT

1.1	We will seek approval for your election as a director at the Company’s AGM in 2016 (21 September). Thereafter your appointment will be for an initial term of 3 years and will expire on the date of the AGM in 2019, subject to your annual re-election by shareholders and to the Company’s articles of association. Your appointment will terminate automatically if your office as a director is vacated or if shareholders vote down your election or re-election.

Your appointment will be subject to earlier termination in accordance with the terms of this Letter. At the end of the initial term your directorship, and role as non-executive Chairman, may be renewed for a further period if both you and the Board agree. Your service as non-executive Chairman may be terminated at any time by you or the Company giving six months’ prior written notice.

1.2	If the Board, with you abstaining, requests your resignation at any time, you will be deemed to have given notice of your resignation and your resignation will take effect on the date specified by the Board. If that date is before the end of the notice period that would otherwise be given pursuant to clause 1.1 (and you have not been asked to resign as a result of a breach by you of the terms of this Letter), then the Company will make a payment to you of the fees you would have received during the outstanding notice period.

2.	TIME COMMITMENT

2.1	You will be required to attend annual and extraordinary general meetings of the Company and all full Board meetings. Currently 6 Board meetings are held each year and are usually held at the Group’s (as that term is defined below) head office in Lakeside Drive, Park Royal, London, NW10 7HQ, with one overseas meeting scheduled annually. In addition, you will be expected to devote appropriate preparation time ahead of each meeting. You will also be required to attend additional meetings and undertake non-executive assignments from time to time, including conducting site visits.

2.2	As non-executive Chairman, you will normally be required to provide your services for a minimum of 2 days per week on average. By accepting this appointment, you confirm that you are able to allocate sufficient time to meet the commitments for the non-executive Chairman role. The agreement of the Board should be sought before accepting further commitments that might affect the amount of time that you can devote to your role.

2.3	You confirm that you have disclosed to the Board (and will continue to disclose) all of your other directorships and significant appointments and the amount of time you expect that that these appointments will take up.

3.	ROLE

3.1	As a non-executive director and as non-executive Chairman, you have the same general legal responsibilities to the Company as any other director and the Board is collectively responsible for the success of the Company. The Board’s role is to:-

(a)	provide entrepreneurial leadership of the Company within the framework of prudent and effective controls which enable risk to be assessed and managed;

(b)	set the Company’s strategic aims, ensure that the necessary financial and human resources are in place for the Company to meet its objectives;

(c)	review management performance; and

(d)	develop, set and promote the Company’s values and standards and ensure that its obligations to its shareholders and others are understood and met.

3.2	In addition to these requirements of all directors, you together with all other non-executive directors in particular should:-

(a)	constructively challenge and contribute to the development of strategy;

(b)	scrutinize the performance of management in meeting agreed goals and objectives and monitor the reporting of performance;

(c)	satisfy themselves that financial information is accurate and that financial controls and systems of risk management are robust and defensible;

(d)	determine appropriate levels of remuneration for executive directors and recommend the levels of remuneration for senior management;

(e)	have a prime role in appointing, and where necessary, removing, senior management and succession planning;

(f)	scrutinise standards of conduct, compliance and control in relation to the Board and the Company generally;

(g)	devote time to developing and refreshing your knowledge and skills;

(h)	uphold high standards of integrity and probity and support the executive directors in instilling the appropriate culture, values and behaviours in the boardroom and beyond;

(i)	take into account the views of shareholders and other stakeholders where appropriate;

(j)	at all times comply with the Articles and constitution of the Company;

(k)	immediately report your own wrongdoing or proposed wrongdoing of any employee or other director of the Company of which you become aware to the Board;

(l)	comply with any code of practice issued by the Company from time to time relating to dealing in the Company’s securities;

(m)	comply with the terms of the Disclosure Rules and Transparency Rules with regard to disclosure of transactions in the Company’s shares; and

(n)	not do anything that would cause you to be disqualified from acting as a director.

3.3	As non-executive Chairman, you should fulfil the role set out in the split of responsibilities for the Chairman, the Senior Independent Director and the CEO drawn up by the Board. In particular, you would be responsible for the following:-

(a)	the leadership of the Board;

(b)	ensuring the directors receive accurate, timely and clear information;

(c)	effective communication with the shareholders and ensuring the views of the shareholders are communicated to the Board;

(d)	facilitating the effective contribution of the Company’s non-executive directors and ensuring constructive relations between the executive and the non-executive directors;

(e)	ensuring new directors receive a full formal induction on joining the Board; and

(f)	leading regular meetings of the non-executive directors without any executives present.

3.4	As a director, you must abide by your statutory, fiduciary and common law duties and all legal obligations relevant to your appointment to the Board of a public limited company. In particular, you must comply where relevant with the terms of the Diageo Dealings in Securities Code, Part V of the Criminal Justice Act 1993, the UK Corporate Governance Code (the “Code”), the Bribery Act 2010 and the UK Listing Authority’s Listing, Prospectus and Disclosure and Transparency Rules. You must also act in the way you consider, in good faith, would be most likely to promote the success of the Company for the benefit of its members as a whole. In doing so, as a director, you must have regard (among other matters) to:

(a)	the likely consequences of any decision in the long term;

(b)	the interests of the Company’s employees;

(c)	the need to foster the Company’s business relationships with suppliers, customers and others;

(d)	the impact of the Company’s operations on the community and the environment;

(e)	the desirability of the Company maintaining a reputation for high standards of business conduct; and

(f)	the need to act fairly as between the members of the Company.

3.5	You must also comply with any applicable New York Stock Exchange and U.S. Securities and Exchange Commission rules.

3.6	Information about how the Board works in practice and the authorities delegated by the Board to the various committees under it can be obtained from the Company Secretary.

3.7	It goes without saying that at all times you must carry out your duties diligently, with due skill, care and attention and use your best endeavours to promote and protect the interests of the Company and its subsidiary and holding undertakings (the “Group”) and any company within the Group (a “Group Company”).

3.8	You do not have authority to commit, or act on behalf of, the Company in any way, without the express authorisation of the Board, whether in the role as non-executive director or following your subsequent appointment as non-executive Chairman.

3.9	You will, if required by the Board, serve as a member of one or more committees of the Board. You will be provided with the terms of reference of a committee and your responsibilities on your appointment to such a committee.

4.	REVIEW PROCESS

The performance of individual directors, the Board as a whole and its committees is reviewed annually.

5.	CONFLICTS OF INTEREST

5.1	All directors must take decisions objectively in the best interests of the Company. You will be expected to bring an independent judgement to bear on issues of strategy, performance, resources and standards of conduct. You understand and accept the obligation of a director not to put himself in a position where his own interests are in conflict with those of the Company. You must immediately disclose to the Board any interest you have from time to time in any trade, business or occupation whatsoever that is in any way similar to any of those in which the Company or any Group Company is involved.

5.2	You will notify the Company Secretary of all your other directorships (and any change in directorships) so that the statutory records may be kept up to date. In addition, you should ensure that the Register of Directors’ Interests contains details of any interest (including private business interests) of you and your family members.

5.3	You must promptly declare the nature of any interest that you may have, directly or indirectly, in any contract, proposed contract or other business dealings of the Company or any Group Company.

5.4	The Board has determined that you are “independent” according to provision B. 1 of the Code. You will be identified as an independent non-executive director in the annual report and other documentation. If circumstances change, and you believe that your independence may be in doubt, you should discuss this with the Company Secretary as soon as practicable.

5.5	You understand, in the event of you being confirmed in the role as non-executive Chairman of the Company, your obligation not to be a chairman of another FTSE 100 company whilst holding the position of non-executive Chairman of the Company.

6.	FEES AND EXPENSES

6.1	Your fee for the period you act as a non-executive director of the Company will be £87,000 gross per annum, payable monthly in arrears. The payments will be made to you net of statutory deductions for PAYE and National Insurance contributions. If you undertake any additional assignments for the Company, your fees will be as agreed with the Company in respect of each assignment.

6.2	Your fee as non-executive Chairman will be £600,000, and will be reviewed annually. As non-executive Chairman, a proportion of your annual fee will be used to purchase ordinary shares in Diageo plc.

6.3	You will be entitled to an allowance of £1,250 per annum to be spent on the Company’s products. This allowance is taxable and is made available at Diageo staff shops.

6.4	The Company will reimburse you for the reasonable travelling and subsistence expenses you incur in performing your duties, subject to the production of satisfactory proof of expenditure.

6.5	You will have no entitlement to any bonus during the appointment and no entitlement to participate in any pension or share scheme operated by the Company.

6.6	Any payment or benefit made to you under this letter is subject to and conditional on such approval by the shareholders of the Company as may be required by law. The Company reserves the right to withhold or require repayment of all or part of any such payment or benefit if and to the extent that it is necessary to do so in order to comply with regulatory or legal requirements.

7.	TERMINATION WITHOUT NOTICE

7.1	The Company may terminate your appointment with immediate effect if you have:

(a)	committed any serious or repeated breach or non-observance of your obligations to the Company (which include an obligation not to breach your statutory, fiduciary or common-law duties);

(b)	been guilty of any fraud or dishonesty or acted in any manner which, in the opinion of the Company, brings or is likely to bring you or the Company into disrepute or is materially adverse to the interests of the Company;

(c)	been declared bankrupt or have made an arrangement with or for the benefit of your creditors, or if you have a county court administration order made against you under the County Court Act 1984;

(d)	been disqualified from acting as a director; or

(e)	not complied with the Company’s anti-corruption and bribery policy and procedures and/or the Bribery Act 2010.

7.2	On termination of the appointment, you shall only be entitled to accrued fees as at the date of termination together with reimbursement of any expenses properly incurred prior to that date.

8.	INDEPENDENT PROFESSIONAL ADVICE

There may be circumstances when you consider that you need to take independent legal or other professional advice in order properly to fulfil your duties to the Company. In these circumstances, the Company will refund to you the cost of these professional fees, in accordance with the Board’s procedure on these matters. A copy of the procedure is available from the Company Secretary.

9.	INSURANCE

9.1	The Company has directors’ and officers’ liability insurance and it intends to maintain such insurance for the full term of your appointment.

9.2	The Company will also provide you with a specific indemnity, by way of a Deed of Indemnity between the Company and you, under which the Company will agree to indemnify you in relation to certain losses and liabilities which you may incur in the course of acting as a director of the Company or of one or more of its Group Companies.

10.	CONFIDENTIALITY

10.1	During your appointment, you will have access to confidential information regarding the business and financial affairs of the Group and the Group’s clients. You must not (except in the proper performance of your duties or unless required by law) while a director of the Company or at any time (without limit) after ceasing to be a director of the Company:

(a)	divulge or communicate to any Person;

(b)	use for your own purposes or for any purposes other than those of the Company or any Group Company or, as appropriate, any of its or their clients; or

(c)	through any failure to exercise due care and diligence, cause any unauthorised disclosure of;

any trade secrets or confidential information relating to the Company or any Group Company or any of its or their clients. You must at all times use your best endeavours to prevent publication or disclosure of any trade secrets or confidential information. These restrictions shall cease to apply to any information which shall become available to the public generally otherwise than through the default by you.

10.2	All documentation relating to the business of the Company and any Group Company or any of its or their clients (and any copies of the same) shall be and remain the property of the Company or the relevant Group Company or client. This will include notes, memoranda, records, lists of customers, suppliers and employees, correspondence, computer and other discs and tapes and other material (whether made or created by you and in whatever medium or format). Please ensure that you return all property of the Company and any Group Company or clients on demand and in any event on the termination of your appointment.

11.	INDUCTION

After the commencement of the appointment, the Company will ensure your receive a comprehensive, formal and tailored induction. We will arrange for site visits and meetings with senior and middle management and the Company’s auditors. We will also give the major shareholders the opportunity to meet you.

12.	DATA PROTECTION

12.1	By signing this letter you consent to the Company holding and processing information about you for legal, personnel, administrative and management purposes and in particular to the processing of any sensitive personal data (as defined in the Data Protection Act 1998) relating to you.:

12.2	You consent to the Company making such information available to any of its Group Companies, those who provide products or services to the Company (such as advisers and payroll administrators), regulatory authorities, potential or future employers, governmental or quasi-governmental organisations and potential purchasers of the Company or the business in which you work.

12.3	You also consent to the transfer of such information contacts outside the European Economic Area.

13.	THIRD PARTY RIGHTS

The Contracts (Rights of Third Parties) Act 1999 shall not apply to this letter. No person other than you and the Company shall have any rights under this letter and the terms of this letter shall not be enforceable by any person other than you and the Company.

14.	CORPORATE GOVERNANCE AND COMPLIANCE

14.1	You must comply in all respects with every rule of law, code of best practice and any regulations or rules made by the Board from time to time with respect to the disclosure of price sensitive information and dealing in shares.

14.2	In addition, you must comply where relevant with every rule of law, code of best practice and any regulations or rules made by the London Stock Exchange, the UK Listing Authority, the New York Stock Exchange and the U.S. Securities and Exchange Commission and every regulation or code of the Company relating to share dealings by directors and/or employees of the Company and the use to which unpublished price sensitive information affecting the shares, debentures or other securities of the Company and any other company may be put.

14.3	You shall comply, to the extent that the Board considers appropriate for a company the size of the Company, with the provisions of the Code.

14.4	You are also expected to comply with the applicable provisions of the Diageo Code of Business Conduct, a copy of which will be separately provided to you.

15.	RETURN OF PROPERTY

On termination of your appointment with the Company however arising, or at any time at the Board’s request, you shall immediately return to the Company all documents, records, papers or other property belonging to any Group Company which may be in your possession or under your control, and which relate in any way to the Company’s or Group’s business affairs and you shall not retain any copies thereof.

16.	MORAL RIGHTS

You hereby irrevocably waive any moral rights in all works prepared by you, in the provision of your services to the Company, to which you are now or may at any future time be entitled under Chapter IV of the Copyright Designs and Patents Act 1988 or any similar provisions of law in any jurisdiction, including (but without limitation) the right to be identified, the right of integrity and the right against false attribution, and agree not to institute, support, maintain or permit any action or claim to the effect that any treatment, exploitation or use of such works or other materials, infringes your moral rights.

17.	ENTIRE AGREEMENT

17.1	This letter constitutes the entire terms and conditions of your appointment to the Board and supersedes all previous discussions, correspondence, negotiations, arrangements, understandings and agreements between you and the Company relating to its subject matter.

17.2	You agree that you shall have no remedies in respect of any representation or warranty (whether made innocently or negligently) that is not set out in this letter and you shall not have any claim for innocent or negligent misrepresentation based on any statement in this letter.

18.	VARIATION

No variation or modification of this letter shall be effective unless it is in writing and signed by you and the Company (or respective authorised representatives).

19.	GOVERNING LAW AND JURISDICTION

Your appointment with the Company and any dispute or claim arising out of or in connection with it or its subject matter or formation (including non-contractual disputes or claims) shall be governed by and construed in accordance with the law of England and Wales and you and the Company irrevocably agree that the courts of England and Wales shall have non-exclusive jurisdiction to settle any dispute or claim that arises out of or in connection with this appointment or its subject matter or formation (including non-contractual disputes or claims).

Please sign and return the enclosed copy of this letter confirming that you agree to these terms of your appointment.

Yours sincerely

Lord Davies of Abersoch,

Senior Independent Director

for and on behalf of

Diageo plc

I have read and agree to the terms of my appointment as non-executive director and subsequently as Chairman of Diageo plc as set out in this letter.

Signed:	Date: